December 20, 2019

Stephen Orr
Executive Chairman and Chief Executive Officer
Sunshine Silver Mining & Refining Corporation
1660 Lincoln Street
Suite 2750
Denver, CO 80264

       Re: Sunshine Silver Mining & Refining Corporation
           Amendment No. 4 to
           Draft Registration Statement on Form S-1
           Submitted November 29, 2019
           CIK No. 0001517006

Dear Mr. Orr:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2019 letter.

Amendment No. 4 to Draft Registration Statement on Form S-1

Mineral Resources and Mineral Reserves, page 110

1. We note your response to comment 10. Please complete the Mineral Reserves Summary
       [Table 2 to paragraph (b)] on page 111 and include the Mineral Resource Summary [Table
       1 to paragraph (b)] as required by Regulation S-K Item 1303(b)(3). Mineral Resource Estimates - Cerro Los Gatos Mine, Esther and Amapola Deposits, page 119

2. We note your response to comment 12 regarding cutoff grades and prices used to define your reserves. Please indicate clearly in your filing, the metal prices used to evaluate your
 Stephen Orr
FirstName LastNameStephen Orr Corporation
Sunshine Silver Mining & Refining
Comapany20, 2019
December NameSunshine Silver Mining & Refining Corporation
Page 2
December 20, 2019 Page 2
FirstName LastName
         reserves are the same prices used for your cutoff grade calculation. In addition state the metallurgical recovery used to define your reserves.
3. We note you response to comment 13. Please include the operating costs used to estimate your cutoff grade and disclose the parameters used to determine your $70 Net Smelter
         Return (NSR). Please explain, with detail, how your metal prices were determined.
Mineral Reserve Estimates - Cerro Los Gatos Mine, page 121

4. We note your response to comment 14. Please disclose the operating cost for your cutoff grade calculation, metallurgical recoveries, and the parameters, used to determine your
         $70 Net Smelter Return (NSR). Please explain, with detail, how your metal prices were determined.
Exhibits 96.1 and 96.2, page II-4

5. We note the cash flow statements in exhibit 96.1. The cash flow statements for the Los
         Gatos project are difficult to read and should be sharpened. Please present them in legible form. See generally Exchange Act Rule 12b-12.
6. Please provide supplementally the excel copies of the cash flow analysis for your Los
         Gatos and Sunshine mines. Please provide the requested information on a CD or a flash drive and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

         In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of, for a 33 Act filing,
         Rule 418 (b) of Regulation C, or for a 34 Act filing, Rule 12b-4 of the Exchange Act.

         If there are any questions concerning the above request, please phone Mr. George K.
         Schuler, Mining Engineer at (202) 551-3718.
7. We note your antimony revenues in the Sunshine mine economic analysis, but do not find any resource/reserve estimates for this material. Please disclose the basis for these revenues in your filing and exhibits. Please comment on the accuracy of this estimate and disclose all the assumptions used to determine these quantities and revenues.
 Stephen Orr
Sunshine Silver Mining & Refining Corporation
December 20, 2019
Page 3

      You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig
Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact George
K. Schuler,
Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Kevin
Dougherty, Staff Attorney, at (202) 551-3271 or Lauren Nguyen, Legal Branch Chief, at (202)
551-3642 with any other questions.



FirstName LastNameStephen Orr                       Sincerely,
Comapany NameSunshine Silver Mining & Refining Corporation
                                                    Division of Corporation
Finance
December 20, 2019 Page 3                            Office of Energy &
Transportation
FirstName LastName